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Report of Independent Certified Public Accountants on

Management's Assertion on Compliance with the Specified Minimum

Servicing Standards

Audit  Tax  Advisory

Grant Thornton LLP

1201 Walnut Street Suite 2200

Kansas City, MO 64106-2176

T 816.412.2400

F 816.412.2404

www.GrantThornton.com

Board of Directors

National Cooperative Bank, N.A.

We have examined management's assertion, included in the accompanying Management's Assertion on Compliance with the Specified Minimum Servicing Standards of the Uniform Single Attestation Program ("Management's Assertion"), that National Cooperative Bank, N.A. (the "Company") complied with the minimum servicing standards ("Specified Minimum Servicing Standards") identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) and listed in Appendix A of Management’s Assertion, with respect to the Company's servicing of commercial and multi-family mortgage loans for investors listed in Appendix B of Management’s Assertion (the “Platform"), as of and for the year ended December 31, 2017. Company’s management is responsible for its assertion and for the Company's compliance with the Specified Minimum Servicing Standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the Specified Minimum Servicing Standards for the Platform based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the Specified Minimum Servicing Standards for the Platform is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. Our examination included testing selected transactions and loans constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and loans in compliance with the applicable Specified Minimum Servicing Standards for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each transaction or loan constituting the Platform. Further, our examination was not designed to detect noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company's servicing activities during the period covered by this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company's compliance with the Specified Minimum Servicing Standards.

In our opinion, management's assertion that National Cooperative Bank, N.A. complied with the aforementioned Specified Minimum Servicing Standards as of and for the year ended December 31, 2017 for the Platform, is fairly stated, in all material respects.

/s/ Grant Thornton LLP

Kansas City, Missouri

February 2, 2018